UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 27, 2022

(Date of Report (Date of earliest event reported))

M&M MEDIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-5680005
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

700 Canal Street, Stamford, CT	06902
(Address of principal executive offices)	(ZIP Code)

(917) 587-4981
(Registrant’s telephone number, including area code)

Units

Warrants

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

On January 31, 2022, M&M Media, Inc. (the “Company”) entered into a Stock Purchase Agreement (the “SPA”) by and between the Company and a number of investors (the “Purchasers”), pursuant to which the Company agreed to sell, and the Purchasers agreed to purchase a total of (i) 2,553,600 shares of Series B Preferred Stock, par value $0.0001 of the Company (“Series B Preferred Stock”) at a price of $0.97901 per share; (ii) 33,343,786 shares of Series B-1 Preferred Stock, par value $0.0001, of the Company (“Series B-1 Preferred Stock”) at a price of $0.21592 per share; and (iii) 10,803,796 shares of Series B-2 Preferred Stock, par value $0.0001, of the Company (“Series B-2 Preferred Stock”) at a price of $0.26989 per share, for an aggregate purchase price of $12,707,106.30. Additionally, the Company and the Purchasers agreed that the Company may sell up to an additional 22,982,400 shares of Series B Preferred Stock to the Purchasers or to one or more other investors (each, an “Additional Purchaser”) in one or more transactions on the same terms and conditions as those contained in the SPA for an aggregate purchase price of $22,499,999.42, assuming all 22,982,400 shares of Series B Preferred Stock are sold by the Company. The closing of the initial sale of shares to the Purchasers described above is the “Initial Closing”, and each subsequent sale will be a “Closing”.

The Initial Closing occurred on January 31, 2022, at which time 2,553,600 shares of Series B Preferred Stock, 33,343,786 shares of Series B-1 Preferred Stock, and 10,803,796 shares of Series B-2 Preferred Stock were issued to the Purchasers in exchange for $2,500,000 in cash and the conversion of $10,207,106.30 in principal and interest of certain outstanding promissory notes of the Company held by the Purchasers, for a total purchase price of $12,707,106.30.

As of the date of this report, 22,994,549 shares of Series B Preferred Stock may still be sold pursuant to the SPA to Purchasers and Additional Purchasers, subject to the terms and conditions of the SPA. The final Closing of the SPA will occur on the date that all remaining 22,994,549 shares of Series B Preferred Stock have been sold.

None of the shares of Series B, Series B-1, or Series B-2 Preferred Stock sold by the Company pursuant to the SPA were sold by or for the account of any person who at the time was a director, officer, promoter, principal securityholder, or underwriter of the Company.

The sale of the shares of the Company’s Series B, Series B-1, and Series B-2 Preferred Stock to the Purchasers was done pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended.

Item 9. Other Events

Sixth Amended and Restated Certificate of Incorporation

On January 27, 2022, Company filed its Sixth Amended and Restated Certificate of Incorporation with the State of Delaware (the “A&R COI”). The A&R COI increased the Company’s authorized shares of common stock, par value $0.0001 per share (the “Common Stock”) from 305,000,000 to 375,000,000 shares, consisting of (A) 300,000,000 million shares designated as Class A Common Stock (up from 230,000,000 shares previously) and (B) 75,000,000 million shares designated as Class B Common Stock. The A&R COI also increased the number of authorized shares of preferred stock, par value $0.0001 of the Company (the “Preferred Stock”) from 136,851,126 to 151,293,751, and designated a new series of Preferred Stock of the Company consisting of 33,543,786 shares designated as Series B Preferred Stock, 10,809,961 shares designated Series B-2 Preferred Stock, 8,088,880 shares designated as Series B-3 Preferred Stock, and 12,000,000 shares designated as Series B-4 Preferred Stock (collectively, the “Series B Preferred”).

The A&R COI also eliminated the cumulative dividend rights, participating preferred liquidation preference and redemption rights previously granted to holders of the Company’s Series A and A-2 Preferred Stock (collectively, the “Series A Preferred”). In addition, the A&R COI also removed all 20,000,000 shares of Series A-3 Preferred Stock previously authorized by the Company, and as such, there are no longer any authorized shares of Series A-3 Preferred Stock of the Company. The Series B Preferred shares have identical rights and preferences to the Series A Preferred shares.

The foregoing description of the A&R COI is qualified in its entirety by reference to the full text of the A&R COI, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement

In connection with entering into the SPA, the Company and the Purchasers entered an Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement, the forms of which are filed as Exhibits 3.1, 3.2 and 3.3 to this Current Report on Form 1-U, respectively.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M&M MEDIA, INC.

By:	/s/ Gary Mekikian
Name:	Gary Mekikian
Title:	Chief Executive Officer

Date: February 2, 2022

Exhibit Index

Exhibit No.	Description

2.1	Sixth Amended & Restated Certificate of Incorporation of the Company
3.1	Form of Amended and Restated Investors’ Rights Agreement of the Company
3.2	Form of Amended and Restated Voting Agreement of the Company
3.3	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company

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